UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Charles & Colvard, Ltd.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
159 765 10 6
(CUSIP Number)
Cyrus M. Johnson, Jr.
Womble Carlyle Sandridge & Rice, PLLC
3500 One Wachovia Center
301 South College Street
Charlotte, NC 28202-6037
(704) 331-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	159 765 10 6

1	NAME OF REPORTING PERSON: Robert S. Thomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,594,418

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,594,418

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,594,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 159 765 10 6
     The Schedule 13D originally filed by Mr. Thomas on March 5, 2001 (the “Original Schedule 13D”) with respect to shares of common stock, no par value (“Common Stock”), of Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”), is hereby amended as set forth by this Amendment No. 2 to Schedule 13D. All information contained herein is as of the date of execution of this Amendment No. 2 to Schedule 13D. Except as amended herein, the Original Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 2. Only those Items that are amended pursuant to this Amendment No. 2 are reported herein.
ITEM 2. IDENTITY AND BACKGROUND
     Item 2 of the Original Schedule 13D is amended as follows:
     (b) The address of Mr. Thomas is 3610 Baron Monck Pass, Raleigh, NC 27612.
     (c) The present principal occupation of Mr. Thomas is consultant to the Issuer.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 of the Original Schedule 13D is supplemented as follows:
     From time to time since the filing of the Original Schedule 13D, Mr. Thomas has acquired options from the Issuer to purchase shares of Common Stock (collectively, the “Options”). Mr. Thomas has exercised certain of these Options, and may, from time to time, exercise additional Options. Mr. Thomas currently intends to hold and/or dispose of any shares of Common Stock acquired upon exercise of Options, as well as shares of Common Stock owned prior to or obtained subsequent to the exercise of Options, for investment or financial planning purposes.
     On July 21, 2008, the Issuer issued a press release that announced the resignation of Mr. Thomas as Chief Executive Officer of the Issuer, Chairman of the Board of Directors and as a Director, effective immediately. On August 1, 2008, the Issuer entered into a Consulting Agreement (the “Agreement”), effective July 31, 2008, between the Issuer and Mr. Thomas. Pursuant to the Agreement, Mr. Thomas is expected to make himself reasonably available through July 31, 2010 to perform services of an advisory or consulting nature on behalf of the Issuer.
     On November 12, 2009, Mr. Thomas sold 100 shares of Common Stock, which, when aggregated with his previous transactions in the Common Stock since the filing of Amendment No. 1 to the Schedule 13D on February 7, 2008, reduced his beneficial ownership of shares of Common Stock to approximately 8.9% of the outstanding shares of Common Stock.
     Other than as set forth herein, Mr. Thomas does not have any plans or proposals that relate to or would result in (a) the acquisition by Mr. Thomas of additional securities of the Issuer (other than Common Stock that he may acquire pursuant to the exercise of Options granted to him in the course of his employment), or the disposition of securities of the Issuer other than in connection with ordinary course investment or financial planning activities, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended, or (j) any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 of the Original Schedule 13D, is amended as follows:
(a)	Mr. Thomas beneficially owns 1,594,418 shares of Common Stock, which represents approximately 8.4% of the outstanding shares of Common Stock. The amount beneficially owned by Mr. Thomas includes 260,671 shares of Common Stock issuable upon the exercise of Options granted to him by the Issuer.

(b)	Mr. Thomas has sole voting and dispositive power with respect to all 1,594,418 shares of Common Stock.

(c)	On January 8, 2010, Mr. Thomas sold 10,000 shares of Common Stock at a price per share of $1.41 in a broker assisted transaction. On February 1, 2010, Mr. Thomas sold 10,000 shares of Common Stock at a price per share of $1.30 in a broker assisted transaction.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 2, 2010

/s/ Robert S. Thomas
Robert S. Thomas

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).